FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2009

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
  --

Notifiable Share Interest in Octoplus N.V.

GlaxoSmithKline plc (GSK) announces that on 25 February 2009, S.R. One, Limited, a wholly owned US-registered subsidiary of GSK ("S.R.One"), increased to 16.9% its interest in the issued ordinary share capital of OctoPlus N.V. ("OctoPlus"), a pharmaceuticals product and drug delivery company located in the Netherlands, and whose shares are traded on Euronext Amsterdam. GSK's interest, which is held entirely by S.R. One, now comprises 5,096,846 ordinary shares of OctoPlus.

This increased interest became disclosable under the rules of the Netherlands Authority for the Financial Markets ("AFM") upon reaching 15% of the issued share capital of OctoPlus, and an announcement regarding this increased holding is therefore due to be made to the AFM on 26 February 2009. The additional 3,115,012 ordinary shares in OctoPlus, which increased GSK's interest above the disclosable threshold and to its present holding, were acquired as a result of the conversion of an existing convertible loan between S.R. One and OctoPlus into ordinary shares of OctoPlus.

Simon Bicknell
 Company Secretary

26 February 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 26 2009

By: VICTORIA WHYTE

------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc